

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via E-mail
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

>   **Re: US Parts Online Inc.**
>   **Amendment No. 1 to the Registration Statement on Form S-1**
>   **Filed May 24, 2012**
>   **File No. 333-179765**

Dear Mr. Podlubijs:

   We have reviewed your response to our letter dated March 21, 2012 and have the following additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   • Describe how and when a company may lose emerging growth company status;

   • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   • State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Registration Statement cover page

2. Please indicate and consecutively number subsequent amendments to the registration statement. Refer to Rule 470 of Regulation C.

Prospectus Summary, page 6

3. We note your revised disclosure in response to prior comment 8. Please further revise your disclosure to disclose your total stockholders' equity balance as of your most recent balance sheet date. In addition, as previously requested, please also disclose both the aggregate market price of your common stock and your total stockholders' deficit balance as of your most recent balance sheet date in one of your opening paragraphs on page 3 in the overview section.

Management's Discussion and Analysis, page 23

Plan of Operation, page 24

4. We note your response to prior comment 14 and reissue in part. Please clarify in the first paragraph of this section that because of the terms of the offering, you may not raise the full proceeds until May 31, 2013.

5. Please substantiate your statement in the third sentence of the last paragraph on page 25.

Going Concern, page 27

6. We note your response to prior comment 15 and reissue in part. Please balance the last paragraph of this section by addressing why you believe that investors should bear the complete risk that you will not raise sufficient proceeds to commence operations, you will be unable to develop a functional website, or will be unsuccessful in your efforts to negotiate with parts suppliers. Please revise your prospectus summary in this manner as well.

Description of Business, page 29

7. Please significantly expand your discussion of the market for U.S.-manufactured aftermarket auto parts in Europe. For example, explain the nature of the demand for U.S.-manufactured aftermarket auto parts. Explain whether your prospective customers are attempting to buy U.S. made aftermarket parts for European made cars, U.S. made aftermarket parts for U.S. made cars imported into Europe, or some other permutation. Additionally, discuss the nature of the supply and marketing of aftermarket auto parts for European made cars by U.S. original equipment manufacturers and distributors.

Product, page 29

8. We note your response to prior comment 23. Please briefly explain what you mean by "whole car shipments." Additionally, in light of your disclosure that you intend to rely on whole car shipping to the extent you are able because of the cost savings, and in light of your disclosure that this method of shipping can take up to one month, please balance your disclosure in those places where you claim faster shipping time as a competitive advantage by discussing the likelihood you will rely on slower methods of shipping to save money and the impact this will have on estimated shipping times.

9. In this regard, please consider illustrating shipping charges and times with a chart that compares the cost and time to ship each of a small sample of parts with a range of weight that would be shipped via the various methods you contemplate.

10. We note your response to prior comment 24. Please briefly discuss the types and quantity of parts that you expect will yield from the scrap vehicles you will purchase. Consider illustrating this aspect of your business plan by disclosing the estimated number of parts and the expected aggregate value of the parts that might be resold from the Mercedes Benz you currently hold in inventory.

Specialty cars, page 30

11. We note your response to prior comments 26 and 27. Please explain in greater detail how you intend to solicit customer orders and match these orders with the ultimate sellers. Discuss whether you are offering a unique service to European customers, or, if there are other brokers who operate a similar business plan, explain what differentiates the service you intend to offer from others.

Website, page 30

12. We note your response to prior comment 30 and reissue. Please clarify in the last sentence of the first paragraph of this section that it is your aspiration to develop a website that offers the benefits you describe.

13. We note your response to prior comment 31. Please provide us with support for your statement that you expect your pricing "will be competitive" with brick-and-mortar retailers and distributors.

European crisis, page 31

14. We note your response to prior comment 20. Please substantiate your statement in the third sentence of the first paragraph of this section. Additionally, please balance your disclosure by disclosing that economic downturns may also have the effect of reducing the number of miles driven, which in turn may reduce the demand for aftermarket auto parts.

Shipping, page 31

15. We note your response to prior comment 33 and reissue. Please discuss in detail how you envision the distribution center and warehouse will operate given that a facility of only 300 to 500 square feet would appear to limit the amount of inventory you could maintain at any one time and would have limited other uses.

Delivery from our venders to our customers, page 32

16. We note your response to prior comment 33. Please disclose the market rate or otherwise estimated commission rate for parts shipped directly from U.S.-based distributors.

Government Regulation, page 33

17. We note your response to prior comment 38 and reissue. Please discuss each specific government regulation, including e-commerce taxation, any regulation or duties on imported automotive parts, and any other government regulation that is expected to materially affect your business. Enough detail should be provided so that investors can assess the extent of and costs of regulatory compliance. Revise the last risk factor on page 4 in this manner as well.

Plan of Distribution, page 37

18. We note your response to prior comment 41 and reissue in part. It does not appear the subscription agreement is filed as an exhibit to this amended registration statement. Please file the subscription agreement as an exhibit to your next amended registration statement. We may have further comment upon review of the exhibit.

19. We note your response to prior comment 42 and reissue in part. Please clarify in which specific jurisdictions you intend to conduct the offering and if you will not conduct the offering in the U.S., please clearly state. Additionally, please disclose where the offering will be conducted on the prospectus cover page.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director